Tanzanian Gold Announces Retirement of Remaining Convertible Debt

FOR IMMEDIATE RELEASE – February 2, 2021

TORONTO, February 2, 2021 (GLOBE NEWSWIRE) - Tanzanian Gold Corporation (TSX:TNX) (NYSE American:TRX) (TanGold or the Company) is pleased to announce the retirement of US$7.0 million of convertible debt provided by YA II PN and Riverfort Global Opportunities PLC (collectively, the Investors).  The Investors have advised us that they have sold all their shares through normal course sales in the market.

Mr. Stephen Mullowney, Chief Executive Officer (TanGold), commented, “We would like to thank both Riverfort and YA for their original and future support as we continue to move forward the Buckreef Gold Project in Tanzania with our joint venture partner, the State Mining Corporation (STAMICO).”

About Tanzanian Gold Corporation

Tanzanian Gold Corporation along with its joint venture partner, STAMICO is building a significant gold project at Buckreef in Tanzania that is based on an expanded Mineral Resource base and the treatment of its mineable Mineral Reserves in two standalone plants. Measured and Indicated Mineral Resources now stand at a combined tonnage of 35.88MT at 1.77g/t gold containing 2,036,280 ounces of gold. The Buckreef Project also contains an Inferred Mineral Resource of 17.8MT at 1.11g/t gold for contained gold of 635,540oz. The Company is actively investigating and assessing multiple exploration targets on its property.

Tanzanian Gold Corporation is advancing on three value-creation tracks:

1.Strengthening its balance sheet from expanding near-term production to 15,000 - 20,000 oz. of gold per year from the processing oxides upon approval of an expanded oxide plant.

2.Advancing the Final Feasibility Study for a stand-alone sulphide treating plant that is substantially larger than previously modelled and targeting significant annual gold production.

3.Continuing with a drilling program to further test the potential of its Mineral Resource base by: (i) drilling at deeper levels; (ii) drilling new oxide targets; (iii) infill drilling to upgrade Mineral Resources currently in the Inferred category; and (iv) a step-out drilling program in the Northeast Extension.

Andrew M. Cheatle, P.Geo. is the Company’s Qualified Person as defined by the NI 43-101 who has reviewed and assumes responsibility for the technical content of this press release.

Respectfully Submitted,

Stephen R. Mullowney

CEO

For further information, please contact Michael Martin, Investor Relations, m.martin@tangoldcorp.com, 860-248-0999, or visit the Company website at www.tangoldcorp.com

The Toronto Stock Exchange and NYSE American have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

U.S. Investors are urged to consider closely the disclosure in our SEC filings. You can review and obtain copies of these filings from the SEC's website at sec.gov

Tanzanian Gold Corporation (“TanGold” or the “Company”), has taken all reasonable care in producing and publishing information contained in this press release. TanGold does not warrant or make any representations regarding the use, validity, accuracy, completeness or reliability of any claims, statements or information in this press release. The information is not a substitute for independent professional advice before making any investment decisions. Furthermore, you may not modify or reproduce in any form, electronic or otherwise any information in this press release.   Andrew M. Cheatle, P.Geo. is the Qualified Person as defined by the NI 43-101 who has reviewed and assumes responsibility for the technical content of this presentation. The disclosure contained in this press release of a scientific or technical nature relating to the Company’s Buckreef Project has been summarized or extracted from the technical report entitled The “National Instrument 43-101 Independent Technical Report, Updated Mineral Resource Estimate for the Buckreef Gold Mine Project, Tanzania, East Africa For TanGold” with an effective date of May 15, 2020 (the “Effective Date”), and with an amendment date of June 8, 2020. The Technical Report was prepared by or under the supervision Mr. Wenceslaus Kutekwatekwa (Mining Engineer, Mining and Project Management Consultant) BSc Hons (Mining Eng.), MBA, FSAIMM, of Virimai Projects, and Dr. Frank Crundwell, MBA, PhD, a Consulting Engineer, each of whom is an independent Qualified Person as such term is defined in NI 43-101. The information contained herein is subject to all of the assumptions, qualifications and procedures set out in the Technical Report and reference should be made to the full details of the Technical Report which has been filed with the applicable regulatory authorities and is available on the Company’s profile at www.sedar.com

Forward-Looking Statements

This press release contains certain forward-looking statements as defined in the applicable securities laws. All statements, other than statements of historical facts, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “hopes”, “intends”, “estimated”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. Forward-looking statements relate to future events or future performance and reflect TanGold’s management’s expectations or beliefs regarding future events and include, but are not limited to, statements with respect to the estimation of mineral reserves and resources, success of mining operations, the timing and amount of estimated future production, and capital expenditure.

Although TanGold believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance. The actual achievements of TanGold or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors.  These risks, uncertainties and factors include general business, legal, economic, competitive, political, regulatory and social uncertainties; actual results of exploration activities and economic evaluations; fluctuations in currency exchange rates; changes in costs; future prices of gold and other minerals; mining method, production profile and mine plan; delays in exploration, development and construction activities; changes in government legislation and regulation; the ability to obtain financing on acceptable terms and in a timely manner or at all; contests over title to properties; employee relations and shortages of skilled personnel and contractors; the speculative nature of, and the risks involved in, the exploration, development and mining business.   These risks are set forth under Item 3.D in Tanzanian Gold’s Form 20-F for the year ended August 31, 2020, as filed with the SEC.

The information contained in this press release is as of the date of the press release and TanGold assumes no duty to update such information.

Note to U.S. Investors

U.S. investors are advised that the mineral resource and mineral reserve estimated disclosed in this press release have been calculated pursuant to Canadian standards which use terminology consistent with the requirements CRIRSCO reporting standards. For its fiscal year ending August 31, 2021, and thereafter, the Company will follow new SEC regulations which uses a CRIRSCO based template for mineral resources and mineral reserves, that includes definitions for inferred, indicated, and measured mineral resources.